EXHIBIT (a)(5)(ii)

PRESS RELEASE

For Immediate Release


J.G. Durand Industries and Mikasa Complete Merger

Paris, France, and New York, NY, January 12, 2001. J.G. Durand Industries, S.A., the parent company of Arc International, S.A. (formerly Verrerie Cristallerie d'Arques), the world's largest glass and crystal manufacturer, and Mikasa, Inc. (NYSE: MKS), a leading tabletop products company, announced the completion today of the merger of a wholly-owned subsidiary of J.G. Durand Industries with and into Mikasa.

Under the terms of the merger, Mountain Acquisition Corp., a wholly-owned subsidiary of J.G. Durand Industries, was merged into Mikasa and all outstanding shares of Mikasa common stock were converted into the right to receive $16.50 per share in cash. Following the transaction, J.G. Durand Industries owns approximately 84.7% of Mikasa, with Alfred J. Blake, Chairman of Mikasa, Raymond
B. Dingman, President and Chief Executive Officer of Mikasa, Anthony F. Santarelli, Executive Vice President of Mikasa, and George T. Aratani, Chairman Emeritus and the founder of Mikasa, retaining approximately 15.3% of Mikasa.

It is expected that Mikasa will be operated as a stand-alone subsidiary. Senior members of Mikasa management, including Messrs. Blake, Dingman and Santarelli, will continue with Mikasa in their current roles.

Mikasa's common stock will be delisted from the New York Stock Exchange, and holders of Mikasa common stock are entitled to receive $16.50 per share. These funds have been deposited with a paying agent and a letter of transmittal and instructions will be sent to shareholders to enable them to surrender stock certificates in exchange for payment.

Arc International

Established in France in 1825, Arc International is the world leader in tableware. Arc International achieved sales in 1999 of one billion euros, with over 80% generated outside France. It is commercially present in 160 countries with 30 representative offices on 5 continents and production units in France, the United States, Spain and China.

Arc International, specialists in automated crystal and glassware production, is present in glassware and crystal products for table and household decoration, in all the distribution channels and international markets. The group markets its products in a larger portfolio of famous brands including Cristal d'Arques, JG Durand, Luminarc, Arcoroc and Salviati.

In the United States, Arc International has a production subsidiary in Millville, NJ, the Durand Glass Manufacturing Company, and a sales subsidiary, Arc International North America.

Arc International, whose headquarters are in Arques (France), employs 13,800 people, including 11,900 in France and 1,230 in the United States.

Mikasa

Mikasa, Inc. is a leading designer, developer and marketer of quality tabletop products. The Company markets its products to retail accounts including department stores, specialty retail stores and mass merchants, and through Company operated retail stores.

Founded in 1948, Mikasa's growth in the 1960's was spurred by pioneering a totally new direction in dinnerware-the casual style in the North American market. This innovation proved to be immensely popular with the consumer and was a catalyst for Mikasa's continuous rapid sales growth.

In 1978 Mikasa initiated its tabletop diversification efforts by designing and outsourcing Mikasa crystal products from Europe to augment its already successful dinnerware lines. During the 1980's this diversification effort was expanded with the introduction of stainless flatware, gifts, table linens and decorative accessories for the home.

With a sales volume of US $ 420 million in 1999, Mikasa is the North American market leader in branded tableware. Today the Mikasa brand has gained consumer recognition and respect as a market innovator and enjoys substantial market share in both dinnerware and crystal.

Mikasa and its management team have demonstrated an ongoing ability to anticipate emerging consumer trends with a long history of expertise in outsourcing and rapid product development. This expertise has enabled the Company to deliver an ongoing succession of stylish and successful product introductions.

Mikasa, with headquarters in Secaucus, NJ (United States), employs 4,000 associates. The Company owns and operates 167 retail stores in the United States, Canada and Puerto Rico under the Mikasa name and markets its products through 6,700 independent retail accounts including leading department stores in North America. The Company markets its products under the Mikasa, Studio Nova, Home Beautiful and Christopher Stuart brand names.

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            Press contact for Arc International, S.A.



            In the United States:  Liza Olsen - (212) 614 4951
            In France:  Valerie Foulon - (011 33) 6 07 14 04 96


            Contact for Mikasa, Inc.
            Brenda W. Flores, Chief Financial Officer - (201) 867-9210


            Jeffrey Zack/Laila Danesh, Media: Stacy Roth
            Morgen-Walke Associates - (212) 850-5600